Cabrera Capital Markets, LLC

Financial Report
Year Ended December 31, 2022

This Filed as a Public Document in accordance with Rule 17a-5(d) under the
Securities and Exchange Act of 1934

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-26406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cabrera Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

227 W. Monroe Street, Suite 3000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Aguilar	312-236-8888	raguilar@cabreracapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12-17-2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Aguilar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cabrera Capital Markets, LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JENNIFER GRAHAM
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 22, 2024

Signature: _____

Title: _____
President

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Cabrera Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabrera Capital Markets, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 23, 2023

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, 3rd Floor | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	2,365,586
Commissions and underwriting receivables		2,205,473
Receivable from clearing broker		10,338,547
Securities owned, at fair value		538,761
Restricted cash		680,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $320,879		2,241,998
Receivable from affiliates		5,183,365
Other assets		594,280
Right of use assets		1,330,432
Total assets	$	25,478,442

Liabilities and Members' Equity

Liabilities

Payable to clearing broker	$	557,543
Accounts payable and accrued expenses		6,073,617
Lease liabilities		3,605,793
Total liabilities		10,236,953
Liabilities subordinated to claims of general creditors		6,450,000
Members' equity		8,791,489
Total liabilities and members' equity	$	25,478,442

See Notes to the Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Cabrera Capital Markets, Inc., was incorporated in the State of Illinois on April 24, 2003. In May of 2007 Cabrera Capital Markets, Inc. assigned all assets and liabilities to the limited liability company Cabrera Capital Markets, LLC, (the Company). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business includes the sale of securities and participation and management in underwritings.

The Company operates under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker-dealer maintains all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the operating agreement.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate regarding the carrying value of its receivable from affiliate (Note 8) is a significant estimate and due to the uncertainty of future events this estimate could change materially in the near term.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity, when purchased, of three months or less to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation (FDIC) limits.

Restricted Cash: The Company entered into an agreement with MarketAxess to act as a counterparty to the Company on a matched principal basis for certain bond transactions. The Company delivered an irrevocable letter of credit to MarketAxess totaling $250,000. This letter of credit is secured by a $250,000 certificate of deposit. The Company delivered an irrevocable letter of credit to one of its landlords in connection with a security deposit for an operating lease totaling $430,000. This letter of credit is secured by a $430,000 certificate of deposit.

Commissions and underwriting receivables: These receivables represent investment banking fees earned, but not yet received and are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a periodic basis.

The Company adopted the guidance under FASB Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses. Management determines the allowance for credit losses by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2022 there was no allowance for credit losses. These receivables balances associated with contracts with customers at December 31, 2022 was $2,205,473.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Securities and derivative transactions: Securities and derivative transactions are recorded on trade date and recorded at fair value in accordance with GAAP. The Company acts as an agent for institutional customers in equity securities and operates as a principal in transactions for the purchase and sale of debt securities on the secondary market. Commission revenues and related expenses are recorded on a trade date basis. Gains or losses from principal trading are recorded in trading gains, net.

Amounts receivable and payable for securities transactions are recorded net on trade date as receivable from or payable to clearing broker on the statement of financial condition.

Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization, and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term if shorter. Furniture, equipment and leasehold improvements are reviewed for impairment when events or change in circumstances indicate the carrying amount of the assets may not be recoverable. There were no impairment charges for the year ended December 31, 2022.

Revenue recognition: The Company recognizes revenue from contracts with customers when the Company satisfies its performance obligation of the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

Significant Judgements: Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Commissions and fees: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting revenues: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company need to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, ratings service fees and other clearing fees. Underwriting costs that are deferred under the guidance FASB ASC 940, Financial Services – Brokers and Dealers are recognized in expense at the time the related underwriting

Cabrera Capital Markets, LLC
Notes to the Financial Statement

Note 1.   Nature of Business and Significant Accounting Policies (concluded)

revenues are recognized. If transactions are not completed, and the securities are not issued, the Company immediately expenses the costs.

Advisory fees: The Company provides advisory services for underwriting transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Trading Gains and Losses: The Company operates as a principal in transactions for the purchase and sale of debt securities on the secondary market. Gains or losses from principal trading are recorded in trading gains, net on the trade date (the date on which the principal position is closed out with the opposing buy or sell transaction).

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from foreign currency translation are recorded in trading gains, net.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2.   Receivable from Clearing Broker

At December 31, 2022, receivable from clearing broker is comprised of the following:

	Receivable
Cash	$ 9,838,547
Guarantee deposit	500,000
	$ 10,338,547

Note 3.   Assets and Liabilities Reported at Fair Value

As described in Note 1, the Company records its investments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined with models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

Note 3. Assets and Liabilities Reported at Fair Value (concluded)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of an input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuations. State and municipal government obligations are stated at fair value based on third-party dealer quotes. These financial instruments are classified as Level 2 in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Municipal bonds	$ -	$ 538,761	$ -	$ 538,761
Total assets at fair value	$ -	$ 538,761	$ -	$ 538,761

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2022.

The Company had no Level 1 or 3 assets as of December 31, 2022.

Substantially all the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Loan payable

In 2021, the Company received a funding of $938,352 from the PPP loan that was available under the CARES Act passed by Congress in response to the COVID-19 pandemic. In 2022, the Company met the conditions for forgiveness of the loan and obtained forgiveness from the Small Business Administration.

Note 5. Furniture, Equipment and Leasehold Improvements

At December 31, 2022, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 44,524
Computer software	56,346
Computer hardware	302,625
Vehicle	39,029
Leasehold improvements	2,120,353
	2,562,877
Accumulated depreciation and amortization	(320,879)
	$ 2,241,998

Note 6.   Liabilities Subordinated to Claims of General Creditors

The Company entered into a subordinated loan agreement with Rustic Canyon Fontis Partners, LP for $1,000,000. In November 2017, this subordinated loan was assumed by RCF-Cabrera Holdings, Inc., and the maturity date was amended to mature on November 30, 2024 at an interest rate of 5 percent.

In 2018, the Company entered into a subordinated loan agreement with Badal Shah for $2,000,000 at a stated annual interest rate of 8 percent which was scheduled to mature on April 1, 2019. In April 2022, the loan was automatically extended for two years to April 1, 2024.

In 2021, the Company entered into a subordinated loan agreement with Nagendra Prasad Kanumury for $1,000,000. This agreement carries a 10 percent interest rate and is scheduled to mature on April 19, 2024. On August 10, 2022, the Company amended the interest rate to 12 percent.

In 2021, the Company entered into a subordinated loan agreement with Peng Gao for $450,000. This agreement carries a 3 percent interest rate and is scheduled to mature on September 30, 2022. On October 5, 2022, the Company amended the interest rate to 5 percent and extended the maturity date to September 30, 2024.

On July 29, 2022, the Company entered into a subordinated loan agreement with Pineridge, LLC for $2,000,000. This agreement carries a 14 percent interest rate and is scheduled to mature on July 31, 2025.

The subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7.   Members' Equity

Members' equity consists of four classes of members, Common Unit Holders, Series A Preferred Unit Holders, Series B Preferred Unit Holders and Series C Preferred Unit Holders.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8% cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. The Company does not owe any cumulative annual return to the Series A Preferred Unit Holder as of December 31, 2022.

On October 2, 2012, the Company amended its operating agreement and also entered into a Redemption and Release Agreement that contemplates the repurchase of an amount of Series A Preferred Units. The amended operating agreement authorized the creation of the Series B Preferred Units under which the Company was raising capital. Terms of the Series B Preferred Units include an 8% cumulative annual return (compounded annually) on the amount of such Series B Preferred Unit Holder's Adjusted Capital.

Contributions, as defined, from the dates such Series B Preferred Unit Holders Capital Contributions were contributed to the Company to the date as of which such calculation is being made. The Company has not raised enough capital to redeem the Series A Preferred Units. As of December 31, 2022, the total amount of preferred return due to the Series B Preferred Unit Holders amounted to $2,840,075.

On July 31, 2014, the Company amended its operating agreement authorizing the issuance of Series C Preferred Units in the amount of $834,709. Terms of the Series C Preferred Unit include a 12% cumulative, annual return (compounded annually) on the amount of such Unit Holder's Adjusted Capital Contribution, as defined, from the date such contribution was contributed to Company to the date as of which such calculation is made. During the year ended December 31, 2022, the Company did not redeem any Series C Preferred Units. As of December 31, 2022, the total amount of preferred return due to the Series C Unit Holders amounts to $5,045,134.

Cabrera Capital Markets, LLC
Notes to the Financial Statement

Note 7.   Members' Equity (concluded)

In accordance with the terms of this amendment to the operating agreement, the previous operating agreement is amended to provide for distributions as follows:

- First, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders have received distributions equal to 50% of the Series C Unit Holders accrued but unpaid Series C Preferred Return as of the record date of such distribution.
- Second, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders' Adjusted Capital Contribution is reduced to $225,000.
- Third, on a pari passu and pro rata basis to (i) the Series B Preferred Unit Holders in proportion to their accrued but unpaid Preferred Return as of the record date of such distribution and (ii) to the Series C Preferred Unit Holder until each Series B Preferred Unit Holder has received distributions equal to such Series B Preferred Unit Holder's accrued but unpaid Preferred Return as of the record date of such distribution and the Series C Preferred Unit Holder has received the remaining 50% of its accrued but unpaid Series C Preferred Return due as of the record date of such distribution.
- Forth, 100% to the Series A Preferred Unit Holders pro rata based on each Series A Preferred Unit Holder's Adjusted Capital Contribution until it is reduced to zero.
- Fifth, 100% on a pari passu and pro rata basis to (i) to the Series B Preferred Unit Holders pro rata based on each Series B Preferred Unit Holder's Adjusted Capital Contribution, until each Series B Preferred Unit Holder's Adjusted Capital is reduced to zero and (ii) to the Series C Preferred Unit Holders until the Series C Preferred Unit Holder's Adjusted Capital Contribution is reduced to zero.
- Thereafter, to the holders of Series A Preferred Units and Common Units pro rata based on each Unit Holder's Company Percentage Interest as of the record date to make such distribution.

Note 8.   Related-Party Transactions

At December 31, 2022, receivables from affiliates consists of $5,183,365 due from Cabrera Capital Partners, LLC an entity affiliated through common ownership. The amount due represents certain organization and operating expenses paid by the Company on behalf of Cabrera Capital Partners, LLC. The Company has not recorded a valuation allowance for this receivable and it is unsecured, non-interest bearing, and has no maturity date. The value of the receivable may be subject to change in the future.

Note 9.   Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants. The Company did not elect to make any contributions for the year ended December 31, 2022.

Note 10.   Profit Share Participation Plan

The Company elected to implement a non-qualified profit share participation plan for current employees on April 29, 2021 with respect to fiscal years ending on or after December 31, 2021. Under the plan, employees are granted units and paid a percentage of the firm's after-tax net income on those units, provided that full payment is subject to vesting requirements. The Company has accrued approximately $194,000 in accrued expenses on the Statement of Financial Condition.

Note 11. Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2022, and were subsequently settled, had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. The company has strong defenses and intends to vigorously defend itself against any and all claims asserted and in the opinion of management, the resolution of these matters will not have a material effect on the financial positions of the Company.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

On April 1, 2018, the Company entered into a Marketing Service Agreement (Agreement). The Company will pay $30,000 per year for the term of the Agreement. The Agreement will terminate on March 31, 2028.

Note 12. Lease Agreements

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 12.   Lease Agreements (concluded)

On October 29, 2021, the Company entered into a twelve-year office lease agreement which commenced on June 1, 2022. The lease is measured in accordance with FASB ASC 842.

The office lease agreement provided for an allowance for leasehold improvements of approximately $2,100,000.

In connection with this agreement, the Company delivered an irrevocable letter of credit totaling $430,000 in February 2022 secured by a certificate of deposit.

The Company has elected, for underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Amounts reported in the balance sheet as of
December 31, 2022

Operating lease ROU assets	$ 1,330,432
Operating lease, leasehold improvement, net	$ 2,017,280
Operating lease liabilities	$ 3,605,793

Other information related to operating leases as of
December 31, 2022 are as follows:

ROU assets, including leasehold improvement, obtained in exchange for lease obligations	$ 3,440,607
Weighted average remaining lease term	11.25
Weighted average discount rate	7.13%

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2022

2023	$ 449,633
2024	460,007
2025	470,159
2026	477,812
2027	485,113
Therafter	3,235,915
Subtotal	5,578,639
Less imputed interest	1,972,846
Total lease liability	$ 3,605,793

Note 13.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a few factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and accordingly, serves to decrease the

Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date.

Customer activities: In the normal course of business, the Company, as of December 31, 2022, has 7 customers that make up 87% of commissions and underwriting receivables and 2 customers that make up 29% of revenue concentration. The Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fails to fulfil its contracted obligation, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. As of December 31, 2022, the Company has $500,000 on deposit with the clearing broker-dealer as collateral for the Company's performance under the agreements. Additionally, the Company enters various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Certain off-balance sheet credit exposures: The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company provides letters of credit and other guarantees primarily to enable clients to enhance their credit standing and complete transactions. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability. Changes in the allowance for credit losses are reported in Credit Loss expense.

Cabrera Capital Markets, LLC
Notes to the Financial Statement

Note 14.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital of $11,680,465 which was $11,430,465 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.1403 to 1.

Note 15.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.